KW 3/9/14

14046537

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123. |
| Expires: March 31 2016 |
| Estimated average burden |
| Hours per response. . . . . 12.00. |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8- 67292 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**MP Capital, LP**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1818 Market St suite 1806**
(No. and Street)

**Philadelphia** (City) **PA** (State) **19103** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**MaloneBailey LLP, Certified Public Accounting Firm**
(Name – *if individual, state last, first, middle name*)

**9801 Westheimer, Suite 1100** (Address) **Houston** (City) **TX** (State) **77042** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
19

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

# OATH OR AFFIRMATION

I, Dmitry Pargamanik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MP Capital, LP, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRIDGET PEACHEY, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES APR. 4, 2015

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MP CAPITAL, L.P.**

Statement of Financial Condition

December 31, 2013

## TABLE OF CONTENTS

# INDEPENDENT AUDITOR'S REPORT

To the Partners of
MP Capital LP

We have audited the accompanying statement of financial condition of MP Capital LP, (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MP Capital LP as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP

February 25, 2014

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

**MP CAPITAL, L.P.**

**STATEMENT OF ASSETS, LIABILITIES AND PARTNERS' EQUITY**

**DECEMBER 31, 2013**

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 50,750 |
| Securities owned, at market value | | 6,563,252 |
| Due from clearing broker | | 1,368,345 |
| Fixed assets less accumulated depreciation of $149,093 | | 19,118 |
| TOTAL ASSETS | $ | 8,001,465 |
| LIABILITIES AND PARTNERS' EQUITY | | |
| Securities sold, not yet purchased, at market | $ | 1,643,037 |
| Accrued expenses | | 45,838 |
| Accounts payable | | 10,359 |
| Due to related party | | 35,000 |
| TOTAL LIABILITIES | | 1,734,234 |
| Commitments and contingent liabilities | | - |
| Partners' equity | | 6,267,231 |
| TOTAL LIABILITIES AND PARTNERS' EQUITY | $ | 8,001,465 |

**The accompanying notes are an integral part of these financial statements.**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

### Organization

MP Capital, L.P., a Pennsylvania limited partnership (the "Partnership"), formed in 2006, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Stock Exchange and the BATS Exchange.

### Nature of Business

The Partnership is engaged in securities trading.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

### Recent Accounting Pronouncements

The Partnership does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Concentration of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Partnership.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Partnership develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Partnership uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

The following are the Partnership's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2013.

| | | Fair Value | Fair Value Hierarchy |
|---|---|---|---|
| Assets | | | |
| Stocks | $ | 6,267,278 | Level 1 |
| Options | | 285,204 | Level 1 |
| Bonds | | 10,770 | Level 1 |
| | | 6,563,252 | |
| Liabilities | | | |
| Stocks | $ | 1,416,361 | Level 1 |
| Option | | 226,676 | Level 1 |
| | | 1,643,037 | |

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Partnership's Partners under a limited liability corporation.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is a member firm of the Chicago Board Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined or $2500 per symbol it makes a market in. Net Capital, market making and aggregate indebtedness change daily. The Partnership had net capital of $6,248,113 at December 31, 2013 which exceeded the regulatory requirement of $1,000,000 by $5,248,113. The ratio of aggregate indebtedness to net capital was 0.0146 to 1 at December 31, 2013.

NOTE 6 – RELATED PARTY

The General Partner of MP Capital L.P received $420,000 in guaranteed payments during 2013. As of December 31, 2013, there is $35,000 in guaranteed payments due to the General Partner.